UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On February 6, 2025, Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”), entered into a share purchase agreement (the “Agreement”) with Impact Acquisitions Corp. (“Impact”), a capital pool company listed on the TSX Venture Exchange, pursuant to which, on the terms and subject to the conditions of the Agreement, Fort Products Limited, a wholly owned subsidiary of the Company incorporated under the laws of England and Wales (“Fort”) will merge with and into Impact, with Impact continuing as the surviving corporation (the “Proposed Transaction”).

Pursuant to the Agreement, at the closing of the Proposed Transaction (the “Closing”) and upon the terms and conditions set forth in the Agreement, the Company will sell to Impact, and Impact will purchase from the Company, all of the issued and outstanding ordinary shares of Fort, in consideration for 100,000,000 common shares of Impact and up to an additional 66,000,000 common shares of Impact (the “Contingent Right Shares”), contingent upon the achievement of certain pre-determined milestones (the “Milestones”), each at a deemed price per share of CAD 0.171246, representing a post-closing equity interest in Impact of 75.02% (or up to 83.29% in the event of the full achievement of the Milestones). The Proposed Transaction is based on a total value of Impact of approximately CAD 4.8 million (approximately US$3.3 million) (considering its cash position of at least CAD 700,000 (approximately US$486,330), after transaction costs) and a total valuation ascribed to Fort of approximately CAD 17.1 million (approximately US$11.9 million).

Pursuant to the Agreement, upon the achievement of the Milestones, the Contingent Right Shares will be issued to the Company as follows: (i) 22,000,000 common shares of Impact will be issued upon the completion of a transaction resulting in Impact listing its securities on either the New York Stock Exchange or the Nasdaq Stock Market LLC (each, a “US Exchange”), or another transaction resulting in the issuance of shares listed on a U.S. national securities exchange to shareholders of Impact in exchange for their common shares of Impact (in either case, an “Uplisting Transaction”), if such Uplisting Transaction is completed within twenty-four months from the date of Closing (the “Closing Date”); (ii) 22,000,000 common shares of Impact will be issued upon the successful raising by Impact (or a successor entity), within forty-eight months of the Closing Date in equity and/or debt financing, an aggregate of US$8,000,000 or more; and (iii) 22,000,000 common shares of Impact will be issued upon Impact reaching annual revenues of a minimum of US $15,000,000 by December 31, 2028, as reflected in Impact’s audited financial statements for such periods.

The completion of the Proposed Transaction is subject to the satisfaction or waiver of certain conditions, including, but not limited to: (i) the fair market value of the equity interests of Fort being equal to at least CAD 14 million (approximately US$9.7 million), based on a valuation report to be obtained; (ii) the receipt by the Company of a pre-ruling from the Israel Tax Authority approving the Proposed Transaction, and (iii) the completion of due diligence by the parties and the receipt of corporate and regulatory approvals. Subject to the satisfaction or waiver of all conditions precedents to the Proposed Transaction, the Company anticipates that the Proposed Transaction will be completed by May 31, 2025. There can be no assurance that the Proposed Transaction will be completed on the terms proposed above or at all. The final structure of the Proposed Transaction is subject to the receipt of tax, corporate and securities law advice by both Impact and Jeffs’ Brands.

In addition, upon closing of the Proposed Transaction, Impact intends to issue its common shares to certain finders (the “Finders”) as compensation for providing advisory services in connection with the Proposed Transaction. Mr. Viki Hakmon, the Company’s chief executive officer and director, may be deemed to have a personal interest in the Proposed Transaction, by virtue of being a relative of one of the Finders, and as such the Proposed Transaction was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

Neither Fort’s ordinary shares to be sold by the Company nor Impact’s common shares to be issued to the Company were registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws and such shares will be acquired pursuant to an exemption from registration under the Securities Act. Neither Fort’s ordinary shares nor Impact’s common shares may be offered or sold in the United States by the Company, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

On February 6, 2025, Jeffs’ Brands issued a press release titled “Jeffs’ Brands Enters Into Definitive Agreement to Complete Fort Products’ Merger with a Publicly Traded Company, at a Valuation of up to approximately $12 Million”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848 and File No. 333-283904) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when discussing the Proposed Transaction and the timing of its completion, the projected valuations, including those subject to a valuation report to be obtained by the parties, ownership percentages, and conditions necessary for the completion of the Proposed Transaction. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on April 1, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated February 6, 2025, titled “Jeffs’ Brands Enters Into Definitive Agreement to Complete Fort Products’ Merger with a Publicly Traded Company, at a Valuation of up to approximately $12 Million”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: February 11, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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